Mail Stop 4561

July 16, 2009

Richard Schaefer
Chief Executive Officer
Softlock.com, Inc.
Five Clock Tower Place, Suite 440
Maynard, Massachusetts 01754

     Re: **Softlock.com, Inc.**
             Form 10-KSB for the fiscal year ended March 31, 2008
             Filed on June 26, 2008
             File No. 001-13611

Dear Mr. Schaefer:

      We issued comments to you on the above captioned filing on December 17, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 27, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by July 27, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staffs decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/200572.htm.

      You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions.

                                   Sincerely,

                                   Stephen Krikorian
                                   Accounting Branch Chief